September 26, 2005




United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Attention:        Jeffrey Riedler
                           Dana Hartz
                           Joel Parker
                           Zafar Hasan

         Re: Sunwin International Neutraceuticals, Inc. (the "Company") Amendment No. 1 to the Registration Statement on Form SB-2 File Number 333-125300

Ladies and Gentlemen:

         The Company is in receipt of the Staff's letter of comment dated September 16, 2005 pertaining to amendment number 1 to the Registration Statement of the Company. The Company has filed amendment number 2 to the above-captioned registration statement on this date. Following are the Company's responses to the Staff's comments. In addition, under separate cover the Company is delivering three courtesy copies of amendment number 2 to Zafar Hasan, marked to show the changes from amendment number 1 as filed on September 2, 2005 and keyed to the Staff's comments in its September 16, 2005 letter.

General

"Because of the specialized, technical nature of the business, we are highly dependent on certain members of management....", page 5


         1. Please expand the discussion to identify the individuals upon whom you are dependent. Since all companies rely on their key personnel, clearly explain how this specific risk applies to your company. For example, do you lack employment agreements with your key personnel?


RESPONSE: The Company has revised this risk factor to identify more particularly the risk to the Company.

"A portion of our sales and our operating results are often difficult to predict and may fluctuate, page 7

        2. Item 503 (c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering." For example, the risk you disclose under this risk factor could apply to nearly any issuer in your industry and even in other industries. If you elect to retain this general risk factor, you must clearly explain how it applies to your industry, company or offering. For example, how have you been affected in the past by the factors described?

RESPONSE: Given appropriate consideration, the Company has deleted this risk factor.

"Our short term debt and tax obligations may affect our liquidity and capital resources," page 8


       3. Please update the information in this factor to the most recent date practicable.

RESPONSE: The Company has updated this risk factor.

Consolidated Financial Statements

        4. Please provide updated financial statements and financial information throughout the filing pursuant to Rule 310(g) of Regulation S-B.

RESPONSE: The Company has included the financial statements for the quarter ended July 31, 2005 and has updated the disclosure throughout the filing.

Consolidated Statements of Stockholders' Equity, page F-4

        5. We acknowledge your response to comment number 21. However, we believe you should revise your current document to reflect this change.

RESPONSE: We have amended our consolidated balance sheet and consolidated statement of stockholders' equity for the year ended April 30, 2005 and 2004. Accordingly, on the consolidated statement of stockholders' equity, we debited additional paid-in capital for $95,000 in connection with the share exchange agreement in order to eliminate the Company's investment made of $95,000 for the acquisition. At the time of our financial statements, the Company believed it was proper to eliminate the investment against retained earnings. However, after further consideration, we should eliminate the investment of $95,000 against paid-in capital.

Note 4 - Related Party Transactions, page F-14

        6. We note your related party footnote on page F-14 and expanded related party transactions disclosure 46 and 47. Please tell us how the due from related parties of $1,044,687 qualifies as a current asset. In addition, please clarify for us and disclose whether you will be renting the facility to be used for the production of stevioside from Shandong Shengwang Parmaceutical Corporation.


RESPONSE: In connection with the first part of your comment, In regard to the classification of amounts due from related parties of $1,044,687, we offer the following response.

As previously disclosed and will be disclosed in Amendment No. 2 on pages 49 and 50, we have advanced Shandong Shengwang Pharmaceutical Corporation, Limited and Shangong Shengwang Group Corporation an aggregate of approximately $1,044,687 as of April 30, 2005 and $913,548 as of July 31, 2005. These funds, which are not held in escrow and do not bear any interest, are payable on demand. The figures comprise the following:


Purpose:                            April 30,   July 31          Delivery (est.)
---------------------------       ------------------------   -------------------
equipment, construction
and lease hold improvements       $ 655,929     $524,790             12/31/2005
of a new stevioside
manufacturing facility

purchase of raw material
purchases                         $  66,447     $ 66,447             12/31/2005


equipment, construction and
lease hold improvements          $ 322,311      $322,311             12/31/2005
of a new manufacturing
veterinary medicine facility

---------------------------       ------------------------   -------------------
TOTAL                            $1,044,687    $913,548


Raw Materials: If for any reason raw materials are not delivered to us, the funds advanced for raw material purchases will be immediately refunded to us by Shangong Shengwang Group Corporation.

Equipment, constructions, and build out of new manufacturing facilities (Stevioside and veterinary medicine): At such time as the facilities are completed, the equipment has been installed and tested, and the facilities are ready for occupancy, which is presently estimated to be prior to December 31, 2005, we will be transferred title to all of the assets. At such time, the funds advanced for the purchase of equipment and leasehold improvements will be reclassified on our balance sheet from due from related parties to fixed assets. The funds advanced for raw material purchases will be reclassified on our balance sheet from due from related parties to inventory upon receipt of the raw materials which is expected to occur prior to December 31, 2005.

We have categorized the amounts due from related party of $1,044,687 for the period ending 4/30/2005 and $913,548 for the period ending 7/31/2005 as a current asset for the following reasons:

    1. The amounts for construction and leasehold improvements as detailed above, are expected to be completed by 12/31/2005, prior to twelve months. This projected completion date is within twelve months and as such supports our classification as current. Upon completion we will be transferred title to all assets. At such time, the funds advanced for the purchase of equipment and leasehold improvements will be reclassified on our balance sheet from due from related parties to fixed assets.

    2. The funds advanced for raw material purchases which are expected to be delivered prior to 12/31/2005. This projected delivery date is within twelve months and as such supports our classification as current. Upon receipt of the raw materials, the funds advanced for raw material purchases will be reclassified on our balance sheet from due from related parties to inventory, which is expected to occur prior to December 31, 2005

    3. All amounts are payable upon demand. This condition supports our classification of the amounts as current.

In connection with the second part of that comment, we have previously provided the following disclosure in amendment number 1:

On page 7, RISK FACTOR

We do not have a lease for our facilities.

         "We have not obtained a lease for the property and manufacturing facilities which we use. In addition, we have paid approximately U.S. $202,285 for leasehold improvements to the facilities. We have, however, been granted verbal permission and we pay a management fee to rent the facilities. Although we rent the facilities on a month to month basis from Shandong Shengwang
Pharmaceutical Corporation, Limited, our affiliate...."

On page 39:

"We also rent from Shandong Shengwang Pharmaceutical Corporation, Limited on a month to month basis a building for our stevioside manufacturing facility. We invested approximately $120,411 for leasehold improvements to the building which consists of approximately 43,000 square feet. The amount of the rent is included in the $85,000 management fee we pay Shandong Shengwang Pharmaceutical Corporation, Limited. The main facilities are extraction technology and spray tower for high temperature drying."

We are unclear as to how much more clarification the staff wants the Company to provide. If the comment may have been intended to refer to the facilities cuurently being constructed for the manufacture of veterinary medicine products, we have previously provided the following disclosure:

On page 39:

"We also intend to rent from Shandong Shengwang Pharmaceutical Corporation, Limited on a month to month basis a building adjacent to our principal offices for our additional veterinary medicine manufacturing facility, under terms to be negotiated by the parties. We invested approximately $$81,874 for leasehold improvements to the building which consists of approximately 30,000 square feet.

On page 46:

"We have advanced Shandong Shengwang Pharmaceutical Corporation, Limited and Shangong Shengwang Group Corporation an aggregate of approximately $322,311 which relates to the construction and build-out of a new manufacturing facility to be used for the production of veterinary medicine. Shandong Shengwang Pharmaceutical Corporation, Limited holds the land use permit for the site. Of this amount, approximately $201,900 was used for the purchase of equipment to be installed at this new facility and approximately $120,411 was used for leasehold improvements to the facility and certain material purchases. We will subsequent rent the facility from Shandong Shengwang Pharmaceutical Corporation, Limited under terms to be negotiated by the parties...."

         Accordingly, no further revisions have been made in connection with this second part of the comment.

         We trust the foregoing sufficiently responds to the Staff's comments. If you have any further questions or comments, please contact the undersigned.

                                                              Very truly yours,



                                                              Roxanne K. Beilly

cc: Dongdong Lin